UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                                          to
Commission file number 1-4188
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NEWELL RUBBERMAID INC. EMPLOYEE STOCK PURCHASE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWELL RUBBERMAID INC.
10B GLENLAKE PARKWAY
SUITE 300
ATLANTA, GA 30328

SIGNATURES
Exhibit 23.1

REQUIRED INFORMATION
Financial Statements: The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Statement of Financial Condition

2.	Statement of Changes in Plan Equity

3.	Notes to Financial Statements

Exhibits.	The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Ernst & Young LLP
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newell Rubbermaid Inc. Employee Stock Purchase Plan

Date April 12, 2007	/s/ Thomas E. Clarke
Thomas E. Clarke
Chair of Organizational Development & Compensation Committee

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Financial Statements
For the period August 1, 2006 (date of inception) through December 31, 2006 with Report of Independent Auditors

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Financial Statements
For the period August 1, 2006 (date of inception) through December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Newell Rubbermaid Inc. Employee Stock Purchase Plan
We have audited the accompanying statement of financial condition of the Newell Rubbermaid Inc. Employee Stock Purchase Plan (Plan) as of December 31, 2006, and the related statement of changes in plan equity for the period August 1, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Newell Rubbermaid Inc. Employee Stock Purchase Plan at December 31, 2006, and the changes in its plan equity for the period from August 1, 2006 (date of inception) through December 31, 2006 in conformity with accounting with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Chicago, Illinois
April 16, 2007

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Statement of Financial Condition
December 31, 2006

Assets
Due from Newell Rubbermaid for participant contributions	$220,984

Liabilities and Equity
Obligations to purchase Newell Rubbermaid Inc. common stock or issue refunds	$220,984
Plan equity	—

$220,984

See accompanying notes.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Statement of Changes in Plan Equity
From August 1, 2006 (date of inception) through December 31, 2006

Plan equity at beginning of year	$—

Additions:
Participant contributions	294,880
Plan Sponsor contributions	17,087

Total additions	311,967

Deductions:
Amounts refunded	3,147
Purchase of and distributions to participants of common shares	87,836
Increase in obligation to purchase common shares or issue refunds	220,984

Total deductions	311,967

Plan equity at end of year	$—

See accompanying notes.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the Newell Rubbermaid Inc. Employee Stock Purchase Plan, as amended, (the Plan) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Newell Rubbermaid Inc. (the Company) is the Plan sponsor (the Sponsor). The Plan was effective August 1, 2006.
The Plan was adopted by the Company on February 8, 2006, and approved by stockholders on May 9, 2006, to encourage eligible employees to have a greater financial investment in the Company through the purchase of shares of the Company’s $1.00 par value per share common stock (common shares) at a 5% discount through payroll deductions.
An individual is eligible to participate in the Plan if (i) he or she is an employee of the Company or a U.S. affiliate of the Company, (ii) the employee customarily works more than 20 hours per week for more than five months per year and (iii) the employee has been employed by the Company or the affiliate for at least 30 days.
Shares of common stock will be offered for sale under the Plan during three-month offering periods that begin on the first business day coincident with or next following each January 1st, April 1st, July 1st and October 1st, except that the first offering period began on August 1, 2006 and lasted for two months. Participation in the Plan is effective as of the offering period that starts on or immediately after the participants’ enrollment date.
A participant may authorize payroll deductions in any multiple of 1%-15% of their regular cash earnings in each offering period. Payroll deductions will be made on an after-tax basis. Contributions are held by the Sponsor and reported in the participant accounts. All contributions are fully vested.
At the end of each offering period, participant contributions are used to purchase shares of common stock. The purchase price for the shares will be 95% of the closing price of the common stock on the New York Stock Exchange as of the last business day of the offering period. The number of common shares purchased is calculated on a per participant basis by dividing the contributions made by each participant during the offering period by the purchase price. Any amounts that are insufficient to purchase a whole common share are applied to purchase shares in the next offering period.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (continued)
Employer contributions represent the discount or aggregate difference between the market price of the common shares on the day the common shares are acquired and the discount purchase price established at the end of the offering.
The common shares purchased on behalf of each participant are held in a stock account maintained for the participant under the Plan. Subject to certain limitations set forth in the Plan, a participant may request a distribution of these shares at any time.
Participants may withdraw from the Plan at any time and elect either to have accumulated payroll deductions refunded or have them used to purchase shares of common stock at the end of the offering period.
The Company has reserved 5,000,000 common shares for purchase by participants under the Plan.
The Board of Directors of the Company can amend, suspend or terminate the Plan at any time.
2. Summary of Accounting Policies
Accounting Method
The accounting method records of the Plan are maintained on the accrual basis. Common shares are purchased after the end of each offering period and accounted for in the respective offering periods.
Expenses
Newell Rubbermaid pays the administrative expenses of the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (continued)
3. Distributions
A summary of the common shares purchased and distributed during the period August 1, 2006 (date of inception) through December 31, 2006 is as follows:

	Participant
Beginning	Contributions,	Employer		Acquired	Ending
Plan Assets	net of Refunds	Contributions	Total	Stock	Plan Assets

$—	$291,733	$17,087	$308,820	($87,836)	$220,984

On October 3, 2006, 3,033 shares of common stock were purchased for $28.96 per share. In January 2007, the Company purchased 7,496 net shares for approximately $29.23 per share.
4. Federal Income Taxes
The Plan is intended to be an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Accordingly, participants will not recognize taxable income and no deduction will be allowable to the Company upon either a participant’s enrollment in the Plan or the purchase of shares on a participant’s behalf.